

16013629

UNITEDSTATES
:URITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours perresponse	12.00

SEC Mail Processing Section FEB 29 2016 Wasnington DC 404

NNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COVINGTON ASSOCIATES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 FRANKLIN STREET, 3RD FLOOR
(No. and Street)

BOSTON	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BENJAMIN DUNN 617-314-3950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name – *if individual, state last, first, middle name*)

53 STATE STREET, 38TH FLOOR	BOSTON	MA	02109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I,Benjamin Dunn______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Covington Associates, LLC______________________________, as of December 31,______________________________, 2015_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____


SAMANTHA B. TESTA
Notary Public
Massachusetts
Commission Expires Nov 25, 2022

Signature

Member

Title

02/26/16

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COVINGTON ASSOCIATES LLC

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Covington Associates LLC

We have audited the accompanying financial statements of Covington Associates LLC (the "Company") which comprise the statement of financial condition as of December 31, 2015 and 2014, and the related statements of income, changes in members' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Covington Associates LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Covington Associates LLC as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information included in Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1, Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (exemption), and Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 (exemption) (the "supplemental information") have been



Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ Phone 617.742.9666 / 800.998.1040 ▪ Fax 617.742.3178 ▪ marcumllp.com

subjected to audit procedures performed in conjunction with the audit of Covington Associates LLC's financial statements. The supplemental information is the responsibility of Covington Associates LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Boston, MA
February 26, 2016

COVINGTON ASSOCIATES LLC

STATEMENTS OF FINANCIAL CONDITION

	December 31 2015	December 31 2014
ASSETS		
Cash and cash equivalents	$ 1,236,343	$ 340,185
Accounts receivable	414,698	1,337,442
Due from members	48,000	17,500
Other assets	85,204	84,237
Office furniture and equipment, net of accumulated depreciation of $246,106 in 2015 and $207,720 in 2014	101,374	129,572
	$ 1,885,619	$ 1,908,936
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accounts payable	$ 29,370	$ 22,894
Accrued payroll	37,237	45,749
Total Liabilities	66,607	68,643
Members' equity	1,819,012	1,840,293
	$ 1,885,619	$ 1,908,936

The accompanying notes are an integral part of these financial statements.

COVINGTON ASSOCIATES LLC

STATEMENTS OF INCOME

	Years Ended December 31	
	2015	2014
REVENUE:		
Placement fees	$ 24,388,497	$ 11,100,897
Consulting income	1,790,600	1,785,216
Other income	130,450	270,811
	$ 26,309,547	$ 13,156,924
EXPENSES:		
Salaries, wages and payroll taxes	1,823,590	1,879,408
Occupancy costs	270,377	249,390
Communications and data processing	82,478	73,424
General and administrative expenses	772,999	744,686
Consultants	5,854,498	3,594,964
Other operating expenses	755,814	778,653
Bad debt expense	471,072	514,350
	10,030,828	7,834,875
NET INCOME	$ 16,278,719	$ 5,322,049

The accompanying notes are an integral part of these financial statements.

COVINGTON ASSOCIATES LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

YEARS ENDED DECEMBER 31, 2015 AND 2014

MEMBERS' EQUITY, January 1, 2014	$	1,853,244
Net income		5,322,049
Distributions to members		(5,335,000)
MEMBERS' EQUITY, December 31, 2014		1,840,293
Net income		16,278,719
Distributions to members		(16,300,000)
MEMBERS' EQUITY, December 31, 2015	$	1,819,012

The accompanying notes are an integral part of these financial statements.

COVINGTON ASSOCIATES LLC

STATEMENTS OF CASH FLOWS

	Years Ended December 31	
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 16,278,719	$ 5,322,049
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	38,386	40,521
Change in operating assets and liabilities:		
Accounts receivable	922,744	(78,024)
Other assets	(967)	(24,338)
Accounts payable	6,476	(60,116)
Accrued payroll	(8,512)	37,381
Total adjustments	958,127	(84,576)
Net cash provided by operating activities	17,236,846	5,237,473
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchases of office furniture and equipment	(10,188)	(117,620)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Due from/(to) members	(30,500)	62,213
Distributions to members	(16,300,000)	(5,335,000)
Net cash used by financing activities	(16,330,500)	(5,272,787)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	896,158	(152,934)
CASH AND CASH EQUIVALENTS, beginning of year	340,185	493,119
CASH AND CASH EQUIVALENTS, end of year	$ 1,236,343	$ 340,185

The accompanying notes are an integral part of these financial statements.

A. Organization and Nature of Business:

Covington Associates LLC (the "Company') was approved on November 25, 2003 as a broker-dealer with the Securities and Exchange Commission ("SEC") under SEC Rule 15(b) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's revenue is primarily derived from providing investment banking services which includes investment advisory services and participation in private placement offerings. The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Act of 1934, which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers.

B. Summary of Significant Accounting Policies:

Revenue recognition:

The Company derives placement fees and advisory fees from proving investment banking services. The Company recognizes revenue, when persuasive evidence of an arrangement exists, the service has been provided, the price is determinable and collectability is reasonable assured.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers money market mutual funds and all highly liquid debt instruments with a maturity of ninety days or less, when purchased, to be cash equivalents. The Company places its cash deposits and temporary cash investments with high credit quality financial institutions. At times, the Company's cash and cash equivalents may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limit. At December 31, 2014, all of the Company's cash was held at one financial institution. At December 31, 2015, all of the Company's cash is held at two financial institutions.

Office furniture and equipment:

Office furniture and equipment are recorded at cost. The Company provides for depreciation on a straight-line basis over the estimated useful lives of the respective assets, which range from three to ten years.

Advertising:

The Company expenses advertising costs as incurred. Advertising expenses amounted to $53,186 and $33,102 for the years ended December 31, 2015 and 2014, respectively.

COVINGTON ASSOCIATES LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015 AND 2014

B. Summary of Significant Accounting Policies -(continued):

Accounts receivable:

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. No allowance for doubtful accounts was considered necessary at December 31, 2015 and 2014.

Use of estimates:

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Income taxes:

The Company is classified as a partnership for federal income purposes. As a result, members are taxed individually on their proportionate share of the Company's earning. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement. Therefore, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures its unrecognized tax positions in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax positions is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with unrecognized income tax positions, if identified, are classified as additional income tax expense in the statement of income. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2012.

B. Summary of Significant Accounting Policies -(continued):

Subsequent events:

The Company has evaluated subsequent events through the date the financial statements were issued.

C. Commitments:

The Company leases office space in Boston, MA and Tarrytown, NY which expire on May 31, 2017 and November 30, 2016, respectively. In addition to the base rent, the Company is obligated to pay a proportionate share of excess tax and operating costs. Future minimum lease payments required under these operating leases at December 31, 2015 were as follows:

Years Ending December 31,	
2016	$215,376
2017	90,888
	$ 306,264

Rental expense charged to operations amounted to $260,075 and $240,296 for the years ended December 31, 2015 and 2014, respectively.

D. Employee Benefits:

The Company sponsors a 401 (k) Plan. The 401 (k) Plan entitles all full-time employees who meet age and service eligibility requirements to make voluntary contributions to the Plan. Contributions cannot exceed the maximum amount under applicable provisions of the Internal Revenue Code. The Company, at its discretion, may contribute to the Plan. The Company contributed $76,523 and $43,076 in 2015 and 2014, respectively.

E. Net Capital Requirement:

The Company is a registered broker-dealer and, accordingly, is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (SEA Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $1,169,736 which was $1,164,736 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2015 was .06 to 1.

COVINGTON ASSOCIATES LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015 AND 2014

F. Major Customers:

During the year ended December 31, 2015, the Company derived gross revenues of $9,000,000 (34%) from one customer. There were no accounts receivable from this customer as of December 31, 2015. During the year ended December 31, 2014, the Company derived gross revenues of $4,557,945 (35%) from three customers. There were no accounts receivable from these customers as of December 31, 2014.

G. Related Party Transactions:

Due from members represents amounts to be reimbursed by certain members for 401(k) contributions made by the Company on their behalf. As of December 31, 2015 and 2014, these reimbursements amounted to $48,000 and $17,500, respectively.

COVINGTON ASSOCIATES LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2015

Schedule I

	Audited Net Capital
Computation of net capital:	
Total members' equity	$ 1,819,012
Less: non-allowable assets:	
Accounts receivable	(414,698)
Due from member	(48,000)
Other assets	(85,204)
Office furniture and equipment - net	(101,374)
Non-allowable assets from the statement of financial condition	(649,276)
Net Capital	$ 1,169,736
Aggregate Indebtedness	
Items included in statement of financial condition:	
Accounts payable and accrued payroll	$ 66,607
Total Aggregate Indebtedness	$ 66,607
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 4,441
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of minimum net capital requirement of reporting broker/dealer or minimum net capital required)	$ 5,000
Excess net capital	$ 1,164,736
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 1,163,074
Ratio of aggregate indebtedness to net capital	0.06 to 1

Reconciliation with Company's Computation

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2015.

See report of independent registered public accounting firm.

COVINGTON ASSOCIATES LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

DECEMBER 31, 2015

Schedule II

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k)(2)(i).

See report of independent registered public accounting firm.

COVINGTON ASSOCIATES LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3

DECEMBER 31, 2015

Schedule III

Information relating to possession or control requirement is not applicable to Covington Associates LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See report of independent registered public accounting firm.


MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Covington Associates LLC

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Covington Associates LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Covington Associates LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Covington Associates LLC stated that Covington Associates LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Covington Associates LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Covington Associates LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Boston, MA
February 26, 2016


MARCUMGROUP
MEMBER

Management's Exemption Report

I, as member of management of Covington Associates LLC ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA).

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 17 C.F.R. § 240.15c3-3 by operating under the exemption provided by 17 C.F.R. § 240.15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2015 through December 31, 2015.

Covington Associates LLC

By:



Benjamin Dunn
Managing Member

2-26-16

Date

COVINGTON ASSOCIATES LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE
YEARS ENDED DECEMBER 31, 2015 AND 2014

COVINGTON ASSOCIATES LLC

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES ON SCHEDULE OF ASSESMENT AND PAYMENTS (FORM SIPC-7)

FOR THE YEAR ENDED DECEMBER 31, 2015


MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
Covington Associates LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015 which were agreed to by Covington Associates LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Covington Associates LLC's compliance with the applicable instructions of Form SIPC-7. Covington Associates LLC's management is responsible for Covington Associates LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (SIPC-7 worksheet calculating the annual assessment, copy of cancelled check for payment, including related bank statement, and traced the unpaid balance to the trial balance), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Excel worksheet reconciling Form SIPC-7 to the quarterly and annual trial balance), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Excel worksheet reconciling Form SIPC-7 to the quarterly and annual trial balance) supporting the adjustments noting no differences; and

5. Noted there was no overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.


MARCUMGROUP
MEMBER

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, MA
February 26, 2016

COVINGTON ASSOCIATES LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

	Date Paid	Amount		
General assessment			$	64,191
Less: payments made:				
	7/24/15	$ 42,679		(42,679)
Interest on late payment(s)				--
Total assessment balance and interest due			$	21,512
Payment made with Form SIPC 7			$	21,512

See independent accountants' agreed upon procedures report.

COVINGTON ASSOCIATES LLC

DETERMINATION OF SIPC NET OPERATING REVENUES

FOR THE YEAR ENDED DECEMBER 31, 2015

Total revenue		$ 26,393,242
Deductions:		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security future products		--
Revenues from commodity transactions		--
Commissions, floor brokerage and clearance paid to other SIPC members in in connection with securities transactions		--
Reimbursements for postage in connection with proxy solicitation		--
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date		--
Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business		31,817
Other revenue not related either directly or indirectly to the securities business		685,218
Greater of:		
Total interest and dividend expense but not in excess of total interest and dividend income	$ --	
Forty percent of interest earned on customers securities accounts	--	--
Total deductions		717,035
SIPC net operating revenues		$ 25,676,207
General assessment @ .0025		$ 64,191

See independent accountants' agreed upon procedures report.

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 20 15
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065997 FINRA DEC
COVINGTON ASSOCIATES LLC
265 FRANKLIN STREET 3rd FL
BOSTON MA 02110-3113

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Laura Crosby-Brown 603-216-8918

2. A.	General Assessment (item 2e from page 2)	$ 64,191
B.	Less payment made with SIPC-6 filed (exclude interest) July 24, 2015 (Date Paid)	(42,679)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	21,512
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 21,512
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 21,512	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.



Covington Associates, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 26 day of January, 20 16.

Managing Member
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 15 and ending December 31, 20 15
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 26,393,242
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	31,817
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Prov. doubtful accts ($471,072); Interest-savings ($9,333); Reimbursed travel ($204,813)	685,218
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	717,035
2d. SIPC Net Operating Revenues	$ 25,676,207
2e. General Assessment @ .0025	$ 64,191

(to page 1, line 2.A.)